BYLAWS

OF

GREENOPIA USA INC.

BYLAWS

OF

GREENOPIA USA INC.

ARTICLE 1
CORPORATE OFFICES

1.1. **Registered Office**. The registered office of the corporation shall be in the City of Dover, State of Delaware. The name of the registered agent of the corporation at such location is Northwest Registered Agent Service, Inc.

1.2. **Other Offices**. The Board of Directors may at any time establish other offices at any place or places where the corporation is qualified to do business.

ARTICLE 2
MEETINGS OF SHAREHOLDERS

2.1. **Place of Meetings**. Meetings of Shareholders shall be held at any place, within or outside the State of Delaware, designated by the Board of Directors. In the absence of any such designation, Shareholders' meetings shall be held at the corporation's principal place of business.

2.2. **Annual Meeting**. The annual meeting of Shareholders shall be held on such date, time and place, either within or outside the State of Delaware, as may be designated by the Board of Directors each year. At the meeting, directors shall be elected and any other proper business may be transacted.

2.3. **Special Meeting**. A special meeting of the Shareholders may be called at any time by the Board of Directors, the chairman of the board, the chief executive officer or by one or more Shareholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If a special meeting is called by any person or persons other than the Board of Directors, the chief executive officer or the chairman of the board, the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail, electronic mail or other electronic transmission to the chairman of the board, the chief executive officer, the president, any vice president or the secretary of the corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The officer receiving the request shall cause notice to be promptly given to the Shareholders entitled to vote, in accordance with the provisions of Sections 2.4 and 2.5 of this ARTICLE 2, that a meeting will be held at the time requested by the person or persons calling the meeting, not less than 35 nor more than 60 days after the receipt of the request. If the notice is not given within 20 days after the receipt of the request, the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph of this Section 2.3 shall be

construed as limiting, fixing or affecting the time when a meeting of Shareholders called by action of the Board of Directors may be held.

2.4. **Notice of Shareholders' Meetings**. All notices of meetings of Shareholders shall be in writing and shall be sent or otherwise given in accordance with Section 2.5 of these Bylaws not less than 10 nor more than 60 days before the date of the meeting to each Shareholder entitled to vote at such meeting. The notice shall specify the place (if any), date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.5. **Manner of Giving Notice; Affidavit of Notice**. Written notice of any meeting of Shareholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the Shareholder at his address as it appears on the records of the corporation. Without limiting the manner by which notice otherwise may be given effectively to Shareholders, any notice to Shareholders may be given by electronic mail or other electronic transmission, in the manner provided in Section 232 of the Delaware General Corporation Law. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

2.6. **Quorum**. The holders of a majority of the shares of the corporation issued and outstanding and entitled to vote thereat, presented in person or represented by proxy, shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of Shareholders, then either (a) the chairman of the meeting or (b) holders of a majority of shares of stock entitled to vote who are present, ~~either~~ in person or by proxy, shall have the power to adjourn the meeting to another place (if any), date or time.

2.7. **Adjourned Meeting; Notice**. When a meeting is adjourned to another place (if any), date or time, notice need not be given of the adjourned meeting if the time and place (if any) thereof and the means of remote communications, if any, by which Shareholders and proxy holders may be deemed to be present and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications, if any, by which Shareholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting shall be given to each Shareholder of record entitled to vote at the meeting.

2.8. **Organization; Conduct of Business**. **(a)** Such person as the Board of Directors may have designated or, in the absence of such a person, the chief executive officer of the corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the Shareholders and act as Chairman of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the Chairman of the meeting appoints.

(b).   The Chairman of any meeting of Shareholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the Shareholders will vote at the meeting shall be announced at the meeting.

2.9.   Voting. The Shareholders entitled to vote at any meeting of Shareholders shall be determined in accordance with Section 2.12 of these Bylaws, subject to the provisions of Sections 217 and 218 of the General Corporation Law of Delaware (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

2.10.   Except as may be otherwise provided in the certificate of incorporation, or the Shareholders Agreement of the corporation then in effect, if any (such agreement, as may be amended from time to time in the manner set forth therein, the "**Shareholders Agreement**"), each Shareholder shall be entitled to one vote for each share of capital voting stock held by such Shareholder. All elections shall be determined by plurality of the votes cast and, except as otherwise required by law, all other matters shall be determined by a majority of the votes cast, affirmatively or negatively.

2.11.   Waiver of Notice. Whenever notice is required to be given under any provisions of the General Corporation Law of Delaware or of the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Shareholders needs to be specified in any written waiver of notice, or any waiver of notice by electronic transmission, unless so required by the certificate of incorporation or these Bylaws.

2.12.   Shareholder Action by Written Consent without a Meeting. Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of the Shareholders of the corporation, or any other action that may be taken at a meeting of such Shareholders, may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is (i) signed by the holders of outstanding stock having not less than the minimum of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and (ii) delivered to the corporation in accordance with Section 228(a) of the Delaware General Corporation Law.

Every written consent shall bear the date of signature of each Shareholder who signs the consent and no written consent shall be effective to take the corporation action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the corporation in the manner prescribed in this Section. Electronic mail or other electronic transmission consenting to any action to be taken and transmitted by a Shareholder or proxy holder,

or by a person or persons authorized to act for a Shareholder or proxy holder, shall be deemed to be written, signed and dated for purpose of this Section to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the Delaware General Corporation Law.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given in writing to those Shareholders who have not consented in writing (including by electronic mail or other electronic transmission as permitted by law). If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of Delaware if such action had been voted on by Shareholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of Shareholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.

2.13. **Fixing of Record Date**. In order that the corporation may determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to corporation action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date which shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 60 days prior to any other action.

If the Board of Directors does not so fix a record date:

(a). The record date for determining Shareholders entitled to notice of or to vote at any meeting of Shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(b). The record date for determining Shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent (including consent by electronic mail or other electronic transmission as permitted by law) is delivered to the corporation.

(c). The record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of Shareholders of record entitled to notice of or to vote at a meeting of Shareholders shall apply to any adjournment of the meeting, if such adjournment is for 30 days or less; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

2.14. **Proxies**. Each Shareholder entitled to vote at a meeting of Shareholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such Shareholder by an instrument in writing or by an electronic transmission permitted by law filed with the secretary of the corporation, but no such proxy shall be valid or acted upon after three years from its date unless the proxy provides for a longer period. A proxy shall be deemed signed if the Shareholder's name is placed on the proxy (whether by manual signature, typewriting, facsimile, electronic or telegraphic transmission or otherwise) by the Shareholder or by the Shareholder's attorney-in-fact. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212(e) of the General Corporation Law of Delaware.

ARTICLE 3
DIRECTORS

3.1. **Powers.** Subject to the provisions of the General Corporation Law of Delaware and any limitations in the certificate of incorporation or these Bylaws relating to action required to be approved by the Shareholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

3.2. **Number of Directors**. Upon the adoption of these Bylaws, the number of directors constituting the entire Board of Directors shall be one. Thereafter, this number may be changed by a resolution of the Board of Directors or of the Shareholders, subject to Section 3.4 of these Bylaws, up to a maximum of five directors. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

3.3. **Election, Qualification and Term of Office of Directors**. Except as provided in Section 3.4 of these Bylaws, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of Shareholders to hold office until the next annual meeting. Directors need not be Shareholders unless so required by the certificate of incorporation or these Bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

3.4. **Resignation and Vacancies**. Any director may resign at any time upon written notice to the attention of the Secretary of the corporation. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon

to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

Unless otherwise provided in the certificate of incorporation or these Bylaws:

(a). Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the Shareholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(b). Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any Shareholder or an executor, administrator, trustee or guardian of a Shareholder, or other fiduciary entrusted with like responsibility for the person or estate of a Shareholder, may call a special meeting of Shareholders in accordance with the provisions of the certificate of incorporation or these Bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the General Corporation Law of Delaware.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any Shareholder or Shareholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the General Corporation Law of Delaware as far as applicable.

3.5. **Place of Meetings; Meetings by Telephone**. The Board of Directors of the corporation may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6. **Regular Meetings**. Regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the board.

3.7. **Special Meetings; Notice**. Special meetings of the Board of Directors for any purpose or purposes may be called at any time by the chairman of the board, chief executive officer, the president, any vice president, the secretary or any two directors.

Notice of the time and place of special meetings shall be delivered personally or by telephone to each director or sent by first-class mail, facsimile, or electronic transmission, charges prepaid, addressed to each director at that director's address as it is shown on the records of the corporation. If the notice is mailed, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. If the notice is delivered personally or by facsimile, electronic transmission, or telephone, it shall be delivered at least 48 hours before the time of the holding of the meeting. Any oral notice given personally or by telephone may be communicated either to the director or to a person at the office of the director who the person giving the notice has reason to believe will promptly communicate it to the director. The notice need not specify the purpose of the meeting. The notice need not specify the place of the meeting, if the meeting is to be held at the principal executive office of the corporation. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

3.8. **Quorum.** At all meetings of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, by the certificate of incorporation or by these Bylaws. If a quorum is not present at any meeting of the Board of Directors, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

3.9. **Waiver of Notice**. Whenever notice is required to be given under any provision of the General Corporation Law of Delaware or of the certificate of incorporation or these Bylaws, a written waiver thereof, signed by the person entitled to notice, or waiver by electronic mail or other electronic transmission by such person, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any written waiver of notice unless so required by the certificate of incorporation or these Bylaws.

3.10. **Voting by the Board of Directors**. Each director shall have one vote on all matters presented to the Board of Directors, unless otherwise specified in these Bylaws; provided however,

that, the Chief Executive Officer (CEO), if serving as a director, shall have two votes on all matters presented to the Board of Directors.

3.11. **Board Action by Written Consent Without a Meeting.** Unless otherwise restricted by the certificate of incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.12. **Fees and Compensation of Directors.** Unless otherwise restricted by the certificate of incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.13. **Approval of Loans to Officers**. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, **or** secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

3.14. **Removal of Directors**. Unless otherwise restricted by statute, by the certificate of incorporation or by these Bylaws, any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors; provided, however, that if the Shareholders of the corporation are entitled to cumulative voting, if less than the entire Board of Directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. Whenever the holders of any class or series are entitled to elect one or more directors by the certificate of incorporation, this Section 3.14 shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director's term of office.

3.15. **Chairman of the Board of Directors**. The corporation may also have, at the discretion of the Board of **Directors**, a chairman of the Board of Directors who shall not be considered an officer of the corporation.

ARTICLE 4
COMMITTEES

4.1. **Committees of Directors**. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, or in these Bylaws, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the Shareholders, any action or matter expressly required by the General Corporate Law of Delaware to be submitted to Shareholders for approval or (ii

4.2. **Committee Minutes.** Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

4.3. **Meetings and Action of Committees.** Meetings and actions of committees shall be governed by, **and** held and taken in accordance with, the provisions of Section 3.5 (place of meetings and meetings by telephone), Section 3.6 (regular meetings), Section 3.7 (special meetings and notice), Section 3.8 (quorum), Section 3.9 (waiver of notice), and Section 3.10 (action without a meeting) of these Bylaws, with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

ARTICLE 5
OFFICERS

5.1. **Officers.** The corporation may have, at the discretion of the Board of Directors, a chief executive officer, president, one or more vice presidents, secretary, treasurer, and any such

other officers as may be appointed in accordance with the provisions of Section 5.3 of these Bylaws. Any number of offices may be held by the same person.

5.2. **Appointment of Officers.** The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Sections 5.3 or 5.5 of these Bylaws, shall be appointed by the Board of Directors, subject to the rights, if any, of an officer under any contract of employment.

5.3. **Subordinate Officers**. The Board of Directors may appoint, or empower the chief executive officer to appoint, such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board of Directors may from time to time determine.

5.4. **Removal and Resignation of Officers**. Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board of Directors at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board of Directors, by any officer upon whom the power of removal is conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5. **Vacancies in Offices**. Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

5.6. **Chief Executive Officer**. Subject to such supervisory powers, if any, as may be given by the Board of Directors and the corporation's Shareholder Agreement to the chairman of the board, if any, the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board of Directors, except as provided in these Bylaws or the corporation's Shareholders Agreement have general supervision, direction and control of the business and the officers of the corporation. He or she shall preside at all meetings of the Shareholders and, in the absence or nonexistence of a chairman of the board, at all meetings of the Board of Directors and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws or the corporation's Shareholder's Agreement.

5.7. **President**. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the board (if any) or the chief executive officer (if any), the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually

vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board of Directors or these Bylaws.

5.8. __Vice Presidents__. In the absence or disability of the chief executive officer and president, the vice presidents, if any, in order of their rank as fixed by the Board of Directors or, if not ranked, a vice president designated by the Board of Directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors, these Bylaws, the president or the chairman of the board.

5.9. __Secretary__. The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board of Directors may direct, a book of minutes of all meetings and actions of directors, committees of directors and Shareholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at Shareholders' meetings, and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board of Directors, a share register, or a duplicate share register, showing the names of all Shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates evidencing such shares, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all meetings of the Shareholders and of the Board of Directors required to be given by law or by these Bylaws. He or she shall keep the seal of the corporation, if one be adopted, in safe custody and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these Bylaws.

5.10. __Treasurer__. The treasurer shall have the care and custody of the corporate funds, and other valuable effects, including securities, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors. The treasurer shall disburse the funds of the corporation as may be ordered by the board of directors, taking proper vouchers for such disbursements, and shall render to the president and the board of directors, at meetings or whenever they may require it, an account of all his transactions as treasurer and of the financial condition of the corporation. If required by the board of directors, the treasurer shall give the corporation a bond for such term, in such sum and with such surety or sureties as shall be satisfactory to the board for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

5.11. __Representation of Shares of Other Corporations__. The chairman of the board, the chief executive officer, or any other person authorized by the Board of Directors or the chief

executive officer, is authorized to vote, represent and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.12. **Authority and Duties of Officers**. In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board of Directors or the Shareholders.

ARTICLE 6
INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1. **Indemnification of Directors and Officers**. The corporation shall, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (a) who is or was a director or officer of the corporation, (b) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2. **Indemnification of Others**. The corporation shall have the power, to the maximum extent and in the manner permitted by the General Corporation Law of Delaware, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (a) who is or was an employee or agent of the corporation, (b) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (c) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3. **Payment of Expenses in Advance.** Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board of Directors shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further

right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Article 6.

6.4. **Indemnity Not Exclusive.** The indemnification provided by this Article 6 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of Shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

6.5. **Insurance.** The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the General Corporation Law of Delaware.

6.6. **Conflicts.** No indemnification or advance shall be made under this Article 6, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a)   That it would be inconsistent with a provision of the certificate of incorporation, these Bylaws, a resolution of the Shareholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b)   That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

ARTICLE 7
RECORDS AND REPORTS

7.1. **Maintenance and Inspection of Records.** The corporation shall, either at its principal executive offices or at such place or places as designated by the Board of Directors, keep a record of its Shareholders listing their names and addresses and the number and class of shares held by each Shareholder, a copy of these Bylaws as amended to date, accounting books and other records.

Any Shareholder of record, in person or by attorney or other agent, shall, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its Shareholders, and its other books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a Shareholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall

be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the Shareholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

A complete list of Shareholders entitled to vote at any meeting of Shareholders, arranged in alphabetical order for each class of stock and showing the address of each such Shareholder and the number of shares registered in each such Shareholder's name, shall be open to the examination of any such Shareholder for a period of at least ten (10) days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any Shareholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the Shareholders entitled to vote at the meeting and the number of shares held by each of them.

7.2. **Inspection by Directors.** Any director shall have the right to examine the corporation's stock ledger, a list of its Shareholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE 8
GENERAL MATTERS

8.1. **Checks**. From time to time, the Board of Directors shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2. **Execution of Corporate Contracts and Instruments**. The Board of Directors, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3. **Stock Certificates; Partly Paid Shares**. The shares of a corporation shall be represented by certificates, provided that the Board of Directors of the corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Any or all of the signatures on the certificate may be a facsimile or electronic. In case any officer, transfer agent or registrar who has signed or whose facsimile or electronic signature has been placed upon a certificate has ceased to be such

officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4.   **Special Designation on Certificates**. If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the General Corporation Law of Delaware, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock a statement that the corporation will furnish without charge to each Shareholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5.   **Lost Certificates.** Except as provided in this Section *8.5,* no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6.   **Construction; Definitions.** Unless the context requires otherwise, the general provisions, rules of construction and definitions in the Delaware General Corporation Law shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7.   **Dividends.** The directors of the corporation, subject to any restrictions contained in (a) the General Corporation Law of Delaware or (b) the certificate of incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the corporation's capital stock.

The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation and meeting contingencies.

8.8. **Fiscal Year.** The fiscal year of the corporation shall be fixed by resolution of the Board of Directors and may be changed by the Board of Directors.

8.9. **Seal**. The corporation may adopt a corporate seal, which may be altered at pleasure, and may use the same by causing it or a facsimile thereof, to be impressed or affixed or in any other manner reproduced.

8.10. **Transfer of Stock Certificates**. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction in its books.

8.11. **Stock Transfer Agreements**. The corporation shall have power to enter into and perform any agreement with any number of Shareholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such Shareholders in any manner not prohibited by the General Corporation Law of Delaware.

8.12. **Stock Transfer Restrictions**.

No transfer of stock in this corporation shall be valid, or be recognized or be binding upon the corporation, unless the transferor shall have fully complied with all of the terms and provisions of the Shareholders Agreement, if any, and any subsequent amendments or modifications thereto. If a Shareholders Agreement is in effect, the certificates representing shares of stock of the corporation shall bear on their face the following legend so long as the foregoing restriction on transfer still remains in effect:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR IN ANY MANNER DISPOSED OF, EXCEPT IN COMPLIANCE WITH THE SHAREHOLDERS AGREEMENT, A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION."

Failure of the corporation to purchase any share or shares of said stock and the sale or transfer thereof to any other person shall not, as to any future sale or transfer of said share or shares, or of any share or shares issued in lieu thereof, discharge any such share or shares of stock from any of the restrictions herein contained. It is the intent of these Bylaws and the Shareholders Agreement, if any, that all restrictions hereby imposed upon the sale or transfer of the corporation's stock shall apply to all shares of its stock, whensoever, howsoever or by whomsoever acquired, in

the hands of all holders or owners, whether original Shareholders or subsequent purchasers or transferees and whether acquired through the voluntary or involuntary act of a Shareholder or by operation of law and whether a part of the first authorized issue or of any subsequent or increased issues.

8.13. **Registered Shareholders**. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

8.14. **Electronic Signature**. In addition to the provisions for use of facsimile or electronic (e.g., "pdf" or "tif") signatures elsewhere specifically authorized in these Bylaws, facsimile or electronic signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

ARTICLE 9
CONFLICT BETWEEN BYLAWS & SHAREHOLDERS AGREEMENT

In the event of any conflict between the provisions of these Bylaws and the terms and provisions of the Shareholders Agreement, if any, the terms and provisions of the Shareholders Agreement shall prevail.

ARTICLE 10
AMENDMENTS

The Bylaws of the corporation may be adopted, amended or repealed by the Shareholders entitled to vote; provided, however, that the corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the Shareholders of the power, nor limit their power to adopt, amend or repeal Bylaws.